Exhibit 99.1

STUDENT TRANSPORTATION INC. ANNOUNCES REDEMPTION OF OUTSTANDING 6.25% CONVERTIBLE SUBORDINATED UNSECURED DEBENTURES DUE JUNE 30, 2018

BARRIE, ON (August 23, 2016) – Student Transportation Inc. (“STI”) (TSX:STB) announced that it has exercised its right to redeem its 6.25% Convertible Subordinated Unsecured Debentures maturing on June 30, 2018 (the “Debentures”) in accordance with the terms of the trust indenture dated as of June 7, 2011 between STI and Computershare Trust Company of Canada governing the Debentures. The redemption of the Debentures will be effective on September 19, 2016 (the “Redemption Date”). Upon redemption, STI will pay to the holders of Debentures the redemption price (the “Redemption Price”) equal to the outstanding principal amount of the Debentures to be redeemed, together with all accrued and unpaid interest thereon up to but excluding the Redemption Date, for a total of $1,013.89 per $1,000 principal amount of Debentures.

The aggregate principal amount of Debentures currently outstanding is USD$60,000,000. The Debentures are listed for trading on the Toronto Stock Exchange under the trading symbol “STB.DB.U” and may be converted in accordance with their terms into common shares of STI until September 16, 2016.

Non-registered holders (banks, brokerage firms or other financial institutions) who maintain their interests in the Debentures through CDS should contact their CDS customer service representative with any questions about the redemption. Beneficial holders with any questions about the redemption should contact their respective brokerage firm or financial institution, which holds interests in the Debentures through CDS on their behalf.

Profile

Founded in 1997, Student Transportation Inc. (STI) is North America's largest independent and most trusted provider of school bus transportation solutions, operating more than 13,500 vehicles. STI’s family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements

Certain statements contained herein constitute "forward-looking statements", including statements pertaining to closing of the Offering and the anticipated timing thereof and the anticipated use of proceeds of the Offering. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the failure or delay in satisfying any of the conditions to the completion of the Offering. In addition, there may be circumstances that are not known to the Company at this time where the use of the net proceeds of the Offering for purposes other than those currently intended is advisable or in the best interests of the Company. Additional information on these and other factors that could affect Student Transportations' operations, financial results or dividend payments are included in Student Transportations' annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, the SEC’s EDGAR website at www.sec.gov, or through the Company’s website at www.ridestbus.com. STI assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason, other than as required by applicable securities laws. In the event STI does update any forward-looking statement, no inference should be made that it will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CONTACT INFORMATION:

Student Transportation Inc.

Doug Coupe

Director of Communications & Investor Relations

(843) 884-2720

Email: dcoupe@ridesSTA.com